UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EMBRAER S.A.

EMBRAER ANNOUNCES PRICING OF US$750,000,000 NOTES DUE 2027 OFFERING

São José dos Campos, January 26, 2017 – Embraer S.A. (NYSE: ERJ; BM&F BOVESPA: EMBR3) hereby announces that today it has priced an offering of US$750,000,000 notes due 2027 with yield of 5.400% per annum, issued through its wholly-owned subsidiary Embraer Netherlands Finance B.V. The notes will be fully and unconditionally guaranteed by Embraer. The notes have been registered under the U.S. Securities Act of 1933 and are expected to be listed on the New York Stock Exchange.

The notes will bear a coupon rate of 5.400% per annum payable semi-annually. The notes will mature on February 1, 2027 and will be issued and sold at 100% of the principal amount.

Embraer will use the net proceeds for general corporate purposes.

The joint bookrunners for the offering are BB Securities, JP Morgan and Santander.

Embraer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of the notes. Before you invest, you should read the prospectus and related prospectus supplement and other documents that Embraer has filed with the SEC for more complete information about Embraer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus and related prospectus supplement relating to the offering may also be obtained by calling J.P. Morgan Securities LLC at +1 (866) 846-2874, Santander Investment Securities Inc. at +1 (855) 403-3636 (each toll-free in the United States) or, if calling from outside the U.S., by collect calling BB Securities Ltd at +44 (20) 7367-5800 att. Operations Department.

For further information, please contact:

+55-12-3927-4404 or investor.relations@embraer.com.br

This press release is not an offer to sell, nor a solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer